

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

<u>Via E-mail</u>
Christopher E. Herald
Chief Executive Officer
Solitario Exploration & Royalty Corp.
4251 Kipling St. Suite 390
Wheat Ridge, CO
80033

      Re: **Solitario Exploration & Royalty Corp.**
               Form PRE 14A
               Filed June 15, 2015
               File No. 001-32978

Dear Mr. Herald:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ James Lopez (for)

                                 John Reynolds
                                 Assistant Director

cc: Peter Waltz, Esq.
        Polsinelli PC